SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF AUGUST 24, 2020

Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting which will take place on August 24, 2020, at 3:00 p.m., exclusively in digital form, under the terms of article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of the Brazilian Security and Exchange Commission (“CVM”) Normative Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), via digital platform Webex (respectively, “Digital Platform” and “Meeting”), in order to resolve on the following agenda (“Agenda”):

(i)               Replacement of two (2) effective members of the Company’s Board of Directors, being one appointed by shareholders Odebrecht S.A. and OSP Investimentos S.A. (“Odebrecht”) and one appointed by shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), to conclude the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2021; and

(ii)             Consolidation of the Company’s Bylaws, exclusively because the shareholders meetings that approved amendments to such document, did not formally approve its consolidation.

Camaçari/BA, August 7, 2020.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal (“Proposal”) contemplating all documentation related to the matters included in the Agenda as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company’s Shareholders on the date hereof, pursuant to CVM Ruling 481, and may be accessed through CVM’s website (www.cvm.gov.br), the Company’s website (www.braskem-ri.com.br) and the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) website (www.b3.com.br).

2. Considering the pandemic of COVID-19 in Brazil, mainly due to the existing restrictions on movement and gathering of people, the Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply participate the Meeting, without necessarily voting; or (ii) participate and vote at the Meeting.

3. There shall be no remote voting under CVM Ruling 481 for the purposes of the Meeting.

4. Shareholders’ participation and documents required to access the Digital Platform:

Shareholders who wish to attend the Meeting shall submit such request to the Company by the email braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the date designated for the Meeting, which is, by August 22, 2020, and shall be duly accompanied with the simple copies of the originals of the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent entity. Pursuant to article 5, paragraph 3 of CVM Ruling 481, it will not be allowed access to the Digital Platform to the Shareholders who do not submit the required participation documents within the period provided herein.

The Company clarifies that, exceptionally for this Meeting, will dismiss the requirement of delivering the hard copies of the Shareholders' representation documents to the Company's office, the requirement of certification by public notary of the signature of the grantor in the proxy to represent the Shareholder as well as the notarization, consularization or apostille annotation (as the case may be) and sworn translation of all Shareholder’s representation documents. The delivery of simple copies of the original documents to the Company's e-mail address indicated above will suffice. The Company does not admit proxies granted by Shareholders by electronic means (i.e., digitally signed proxies without any digital certification).

5. Detailed information on the rules and procedures for participation at the Meeting, including guidelines on access to the Digital Platform, can be found in the Manual for Shareholders' Participation in the Meeting, in the Company's Management Proposal and other documents available on the websites of CVM (www.cvm.gov.br), the Company (www.braskem-ri.com.br) and B3 (www.b3.com.br).

6. The Company's decision to hold the Meeting exclusively in digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraph 2 and 3 of CVM Ruling 481, was taken in a very specific and exceptional context, since Brazil and the rest of the world are experiencing a crisis caused by the pandemic of COVID-19, in which the movement of people is limited by the competent authorities. Thus, the format of the Meeting in an exclusively digital form reduces air travel need and health’s risk of all, and facilitates the participation of the Shareholders and others involved in such Meeting.

7. The Company reiterates its commitment to adopting measures to combat the pandemic of COVID-19 and to the safety of its Shareholders, employees and the communities in the regions where it operates.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.